[redacted]

12010748

n.a. 2/21

AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anthem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park Place Corporate Center One, 1000 Commerce Drive, Suite 410
(No. and Street)

Pittsburgh (City) PA (State) 15275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address), Pittsburgh (City), PA (State) 15237 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2012
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 2/22

OATH OR AFFIRMATION

I, Karen A. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anthem Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tammy L. Rapp, Notary Public
Moon Twp., Allegheny County
My Commission Expires Dec. 27, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Tammy L. Rapp
Notary Public

K. Black
Signature

Sr. VP, Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTHEM SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2011

Lally & Co.
CPAs and Business Advisors

ANTHEM SECURITIES, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2011

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Anthem Securities, Inc.**, (the "Company") as of December 31, 2011, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Anthem Securities, Inc.** as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11 through 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As disclosed in note 3 to the financial statements, the Company has significant transactions with related parties.

Lally & Co., LLC

February 9, 2012

ANTHEM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash	$	4,345,836
Dealer-Manager Fees Receivable - Related Party		1,485,562
Deferred Tax Asset - Net		672,869
Other Assets		87,201
Total Assets	$	6,591,468
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	3,687,602
Payable to Related Parties		625,384
Total Liabilities		4,312,986
Stockholder's Equity		
Common Stock; $1 Par Value; 500 Shares Authorized; Issued and Outstanding		500
Paid-In Capital		3,029,477
Accumulated Deficit		(751,495)
Total Stockholder's Equity		2,278,482
Total Liabilities and Stockholder's Equity	$	6,591,468

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2011

REVENUE	
Commissions	$ 14,012,950
Other Income	94,842
Total Revenue	14,107,792
EXPENSES	
Program Commissions	11,589,701
Employee Compensation and Benefits	646,389
Other Program Related Costs	1,076,201
Program Seminars	619,210
Other General and Administrative Expenses	324,895
Total Expenses	14,256,396
Operating Loss	(148,604)
Income Taxes	77,200
Net Loss	$ (71,404)

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2010	$ 500	$ 2,563,998	$ (680,091)	$ 1,884,407
Capital Contributions	-	465,479	-	465,479
Net Loss	-	-	(71,404)	(71,404)
Balance - December 31, 2011	$ 500	$ 3,029,477	$ (751,495)	$ 2,278,482

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2011

Subordinated Borrowings at December 31, 2010	$	-
Increases		-
Decreases		-
Subordinated Borrowings at December 31, 2011	$	-

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES	
Net Loss	$ (71,404)
Adjustments to Reconcile Net Loss to Net Cash From Operating Activities	
Deferred Tax Income Taxes	(77,200)
Changes In:	
Dealer-Manager Fees Receivable	(1,485,562)
Other Assets	(46,797)
Accounts Payable, Accrued Expenses, and Other Liabilities	2,421,007
Net Cash From Operating Activities	740,044
FINANCING ACTIVITIES	
Loans and Advances From Parent Company	217,841
Net Increase in Cash	957,885
Cash - Beginning	3,387,951
Cash - Ending	$ 4,345,836

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Capital Contribution Made Through Assumption of Other Liabilities by Parent	$ 465,479

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Anthem Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

Anthem Securities, Inc. is a wholly owned subsidiary of Atlas Energy Securities, LLC, a wholly owned subsidiary of Atlas Energy Holdings Operating Company, LLC, which is a wholly owned subsidiary of Atlas Energy, L.P. The Company was organized as a broker-dealer to sell direct participation interests in oil and gas and equipment leases limited or general partnerships in which a subsidiary of Atlas Energy, L.P. or its affiliated company is the managing general partner. Substantially all of the Company's revenue is derived from the commissions on the sale of partnership units in partnerships sponsored by a subsidiary of Atlas Energy, L.P. or its affiliates (the "Group").

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Securities Transactions

The Company sells direct participation interests in oil and gas limited or general partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

GAAP require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a settlement date basis. The difference between the two methods was not significant to the financial statements at December 31, 2011.

Cash and Concentrations of Credit Risk

The Company places its cash with financial institutions which management consider financially secure. However, at times, such deposits may be in excess of the insurance limits of the Federal Deposit Insurance Corporation.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Anthem Securities, Inc. is subject to various federal, state, and local income taxes. The Company follows the guidance of the FASB ASC topic on Income Taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next 12 months. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

3 - RELATED PARTY TRANSACTIONS

Commissions Earned and Received

All of the Company's commission income is derived from the commissions on the sale of partnership units sponsored by the Group. The Company enters into a dealer-manager agreement with the sponsor which outlines the compensation and fee arrangements associated with the offering. The programs that were offered during 2011 were sold on a "best efforts" basis. During the year ended December 31, 2011, the Company earned commissions of approximately $14 million under these agreements of which approximately $1.5 million was receivable.

Other Income

Some dealer-manager agreements in effect for prior offerings require the sponsor to pay the selling group commissions over a future period. The sponsor pays the Company the commission plus an administrative fee. The Company, as dealer-manager, pays commissions to the selling group members. For the year ended December 31, 2011, commissions earned under this arrangement were approximately $94,300 which are included under the caption "Other Income" in the accompanying statement of operations, and the commission expense incurred under this arrangement was approximately $85,800 which is included under the caption "Program Commissions' in the accompanying statement of operation.

Other

Several employees of the Company are also employees of the Group. The wages and benefits of these shared employees are paid by the Group and a portion of the employees' wages are allocated to the Company based upon effort. For the year ended December 31, 2011, approximately $291,400 of wages was allocated to the Company.

The Company conducts its operations from offices provided by its parent company. Rent is charged to the company for the use of the office space and office equipment. The Company incurred rent and office expenses with the parent totaling approximately $66,800 in 2011.

3 - RELATED PARTY TRANSACTIONS (CONTINUED)

Other (Continued)

On occasion, the Company receives advances from the Group. The outstanding advances do not bear interest and do not have any fixed repayment terms. At December 31, 2011, the Company had outstanding advances from the Group of approximately $625,400, which is included under the caption "Payable to Related Parties" in the accompanying statement of financial condition.

4 - INCOME TAXES

For the year ended December 31, 2011, the Company incurred a net operating loss and accordingly no current provision for income taxes has been recorded. In addition, a benefit for income taxes has been recorded due to the benefit of net operating loss carryforwards. At December 31, 2011, the Company had approximately $1.2 million of unused federal and $2.7 million of unused state net operating losses. The benefit of the net operating loss carryforwards, if not utilized, would begin to expire in 2030 for federal and state purposes.

The deferred tax assets recognized and recorded in the accompanying statement of financial condition, relate to net operating loss carryforwards. In the opinion of management, there is sufficient positive evidence to support its conclusion not to record a valuation allowance. Management believes that the Company will utilize the loss carryforwards in the future because among other factors a significant portion of the net operating losses do not expire in the near term. However, there can be no assurance that the Company will generate taxable income or that all of its loss carryforwards will be utilized.

Income tax expense (benefit) for the year ended December 31, 2011 consisted of approximately:

	Federal	State	Total
Current	$ -	$ -	$ -
Deferred	(61,300)	(15,900)	(77,200)
	($ 61,300)	($ 15,900)	($ 77,200)

Approximate deferred tax assets as of December 31, 2011 consisted of:

	Federal	State	Total
Net Operating Loss Carryforward	$ 398,200	$ 274,700	$ 672,900
Valuation Allowance	-	-	-
Net Deferred Tax Asset	$ 398,200	$ 274,700	$ 672,900

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $1,303,006, which was $1,015,473 in excess of its required net capital of $287,533. The Company's net capital ratio was 3.31 to 1.

6 - EMPLOYEE RETIREMENT SAVINGS PLAN

The Group sponsors an employee retirement 401(k) savings plan covering substantially all of its employees including the employees of the Company. The Group matches 50% of up to 10% of all eligible wages contributed to the plan during the year. The Company is responsible for funding the payment of the matching contribution for its employees. For the year ended December 31, 2011, the Company made matching contributions of approximately $49,600.

7 - SUBSEQUENT EVENTS

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2011 and through February 9, 2012, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

ANTHEM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL		
Stockholders' Equity		$ 2,278,482
Deductions		
Non-Allowable Assets:		
Deferred Tax Assets	$ 672,869	
Other Assets	302,607	
		975,476
Net Capital		$ 1,303,006
AGGREGATE INDEBTEDNESS		
Accounts Payable, Accrued Expenses, and Other Liabilities		$ 3,687,605
Payable to Parent		625,384
Total Aggregate Indebtedness		$ 4,312,986
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6 2/3 % of Aggregate Indebtedness or $5,000)		$ 287,533
Excess Net Capital Amount		$ 1,015,473
Ratio of Aggregate Indebtedness to Net Capital		3.31 to 1

See independent auditors' report.

ANTHEM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 1,303,006
Difference	-
Net Capital as Reported in the Audited Financial Statements	$ 1,303,006

See independent auditors' report.

ANTHEM SECURITIES, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i).

See independent auditors' report.

OTHER INFORMATION

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplementary schedules of **Anthem Securities, Inc.** (the "Company"), as of and for the year ended December 31, 2011, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, counterparties, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2012

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by **Anthem Securities, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement vendor records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2011interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2012

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(31-REV 5/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049851 FINRA DEC
Anthem Securities Inc 14*14
Park Place Corporate Center One
1000 Commerce Drive, Suite 410
Pittsburgh, PA 15275-1101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form.

Karen Black (412) 489-0550

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,612.94

   B. Less payment made with SIPC-6 filed (exclude interest) ( )

   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 8,612.94

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 8,612.94

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 8,612.94

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Anthem Securities Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Vice President & Fin Op
(Title)

Dated the 3rd day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2011 and ending 12/31, 2011
Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,107,792
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
(7) Net loss from securities in investment accounts	
Total additions	
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,558,665
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	94,876
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Intercompany Revenue / Interest Income	9,077
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	10,662,618
2d SIPC Net Operating Revenues	$ 3,445,174
2e. General Assessment @ .0025	$ 8,612.94
	(to page 1 but not less than $150 minimum)